Exhibit 4.23

[English Translation]

ChipMOS TECHNOLOGIES INC.

And

CHANTEK ELECTRONIC CO. LTD.

Raw Materials Processing Agreement

Period of Validity: January 1, 2003 – December 31, 2003

Parties to the Agreement:

ChipMOS TECHNOLOGIES INC. (hereinafter referred to as Party A)

and

CHANTEK ELECTRONIC CO. LTD. (hereinafter referred to as Party B)

This agreement is executed by Party A and Party B with regard to the commissioning of semiconductor raw materials processing. The two parties have agreed as follows:

Article 1    Agreement by the Two Parties

Party A hereby agrees to commission Party B to, and Party B hereby agrees to be commissioned to, provide the raw materials, facilities and etc. required for processing.

Article 2    Notification of Commissioning

Party A shall, at the beginning of each month, estimate the quantity of materials that they will be transferring to party B for processing over the next three months (including the current month) and notify Party B of such. Party B shall arrange and prepare all the raw materials and facilities as required.

Article 3    Processing Fees

1.	Raw materials and facilities shall be provided by Party B. The cost of raw materials and the unit price shall be the actual price quoted by the supplier; any revision of such price is required to be approved by both Party A and Party B.

2.	In the event of any significant fluctuation in prices or exchange rates, the processing price may be adjusted upon the approval of both Party A and Party B.

Article 4    Method of Payment

1.	Party B shall issue a unified invoice to Party A on the date of shipment.

2.	Term of payment: within 75 days from the date of monthly settlement.

Article 5    Confidentiality Obligations

1.	Without prior written consent of Party A, Party B may not submit or disclose to a third party any information, documents or products which Party B has become aware of or come into possession of as a result of performing this agreement.

2.	Party B shall act as a responsible custodian in safeguarding materials provided by Party A. Without prior written consent of and supervision by Party A, Party B may not destroy, abandon or dispose of such materials.

Article 6    Period of Validity

Once this agreement is executed by the two parties in accordance with law, it shall remain in effect from the date of execution until December 31, 2003.

Article 7    Agreement on Jurisdiction

Both parties hereby agree, in the event of any legal dispute with regard to this agreement, Hsinchu District Court, Taiwan R.O.C. shall be taken as the court of first instance.

Article 8    Entire Agreement

1.	This agreement and its appendix shall constitute the entire agreement between the two parties with regard to this matter. Any item not stipulated in this agreement or its appendix shall not be binding on the two parties. However, after this agreement comes into effect, the two parties may agree in writing to revise such agreement at any time.

2.	Party A shall be responsible for the settlement of matters relating to laws and regulations governing the Hsinchu Science-Based Industrial Park; Party B shall provide all necessary assistance.

Article 9    Number of Copies of the Agreement

This agreement is executed in two copies, with one to be retained by each of Party A and Party B.

Signatories:

Party A:

ChipMOS TECHNOLOGIES INC.

Representative:	Hung-Chiu Hu (Seal)
Address:	1, R & D Road 1, Hsinchu Science-Based Industrial Park

Party B:

CHANTEK ELECTRONIC CO. LTD.

Representative:	Shih-Jye Cheng (Seal)
Address:	37, Hsintai Road, Chupei, Hsinchu

Dated: January 1, 2003

4